Fund Merger

On August 12, 2005, the shareholders of ICAP Funds, Inc. approved a reorganization of the Discretionary Equity Fund into the Equity Fund. The reorganization was effected pursuant to a Plan of Reorganization which provided that the Discretionary Equity Fund transfer all of its assets and liabilities to the Equity Fund in exchange for shares of the Equity Fund. The reorganization occurred on August 12, 2005.

The acquisition was accomplished by a tax-free exchange of 198,752 shares of the ICAP Equity Fund (valued at $9,391,029) for the 344,737 shares of the ICAP Discretionary Equity Fund outstanding at August 12, 2005. The ICAP Discretionary Fund's net assets at that date ($9,391,029), including $1,857,217 of unrealized appreciation, were combined with those of the ICAP Equity Fund. The aggregate net assets of the ICAP Equity Fund and the ICAP Discretionary Equity Fund immediately before the acquisition were $801,974,360 and $9,394,691, respectively.